RISK FACTORS

Factors to consider before investing in LIRNs include:

¡	The investment may result in a loss.

¡	The return may be lower than that of other debt securities of a comparable maturity of ML & Co.

¡	The return on the LIRNs will not reflect the return on a direct investment in the underlying asset, or on the components included in the underlying asset.

¡	A trading market for the LIRNs is not expected to develop and, if trading does develop, the market price investors may receive or be quoted for LIRNs on a date prior to the maturity date will be affected by this and other important factors, including the costs of developing, hedging and distributing LIRNs. The price paid for the LIRNs in secondary market transactions may be higher or lower than the original purchase price.

¡	Many factors affect the trading value of the LIRNs; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

¡	Purchases or sales of securities of the underlying asset components or securities based on the underlying asset by ML & Co. and its affiliates may affect the return.

¡	Potential conflicts of interest between ML & Co. and investors in the LIRNs could arise.

¡	Tax consequences of investments in LIRNs are uncertain.

HOW CAN YOU GET STARTED? Contact your Investment Professional to learn if Leveraged Index Return Notes may be right for you.

Filed Pursuant to Rule 433

Registration No. 333-132911

LIRNs are one type of Structured Investment offered by ML & Co. Structured Investments are designed to meet specific investment objectives. The return on these investments comes from the performance of the underlying asset or assets to which the investment is linked. These assets can include fixed income, equities, foreign exchange, commodities, or a combination of these. Structured Investments can accommodate investors with various types of risk and return profiles. As described below, features of Structured Investments may include the following: principal protection, enhanced income, market participation and/or enhanced participation.

Leveraged Index Return Notes® (LIRNsSM) are senior unsecured debt securities to be issued by Merrill Lynch & Co., Inc. (ML & Co.) that offer investors the opportunity for enhanced participation in the potential upside of an underlying asset while bearing one-for-one (or in some cases, leveraged) downside exposure for declines below a specified level, or buffer.

This fact sheet is intended to provide an overview of LIRNs and does not provide the terms of any specific series of LIRNs. Prior to any decision to invest in a specific series of LIRNs issued by ML & Co., investors should carefully review the related disclosure document which contains a detailed explanation of the terms of the offering of a specific series of LIRNs as well as the risks, tax treatment and other relevant information about such a series of LIRNs. Additionally, investors should consult their accounting, legal or tax advisors before investing in LIRNs.

BENEFITS OF INVESTING IN STRUCTURED INVESTMENTS FLEXIBILITY – Structured Investments can be used to implement a wide variety of market views.

COMMON FEATURES

¡   Can be linked to the performance of a wide range of underlying assets

¡   Enhanced participation in any positive return generated by the underlying asset, subject in certain instances to a cap

¡   Generally include a buffer of between 10% and 20% that limits losses if the asset declines

¡   One-for-one downside exposure (or, greater exposure if leveraged) below the specified buffer level

¡   Terms of approximately 2 to 5 years

¡   No principal protection

¡   No periodic interest payments

¡   Usually issued at an original offering price of $10 per unit

¡   May be listed on a U.S. exchange

ADVANTAGES

¡   Opportunity for enhanced return: LIRNs offer enhanced return potential from a particular underlying asset. Investors participate in any positive return generated by the asset at a rate greater than 100%.

¡   Complement to a long-term strategy: LIRNs have maturities ranging from 2 to 5 years. As a result, they can be integrated into investors’ overall investment strategy without tying up assets for longer periods of time. If investors want to sell the LIRNs prior to maturity, they may be able to do so if a secondary market develops. The price paid for the LIRNs in secondary market transactions may be higher or lower than the original purchase price.

¡   Diversification: Because LIRNs can be linked to a variety of assets, they provide investors with the opportunity to diversify their investment portfolios.

¡   Access to alternative markets: LIRNs may provide access to one or a group of assets not readily available to individual investors through traditional investment strategies.

¡   Low minimum investment: Generally issued at an initial offering price of $10 per unit.

RATIONALE

Investors may want to consider LIRNs if they believe that the underlying assets may appreciate moderately over the relevant term. LIRNs are designed for investors who want to optimize their market exposure given their particular market view in the underlying asset and are willing to forego interest payments over the term of the LIRNs in exchange for the possibility of enhanced return at maturity. Investors must be able to tolerate downside risk.

HYPOTHETICAL PAYOUT PROFILE

The graph above is for illustration purposes only. Different LIRNs may have differing payout characteristics, including capped returns, participation rates, buffers and leveraged downside exposure, which may differ from the above description. Hypothetical information is not a projection of future returns.

SIMPLICITY – Structured Investments offer a packaged solution for investors to access the potential returns of a combination of financial instruments linked to one or more asset classes.
DIVERSIFICATION – Structured Investments enable investors to diversify a portfolio by providing access to the potential returns of a wide variety of asset classes.

OPERATIONAL AND TAX EFFICIENCIES – Structured Investments can reduce complicated financial, tax, legal and operational issues surrounding the execution of sophisticated strategies by providing them in a single security.

ENHANCED RISK/RETURN PROFILES – Structured Investments may provide full or partial principal protection and/or incremental return potential through upside leverage or through other means.

STRUCTURED INVESTMENTS MAY INCLUDE THE FOLLOWING KEY FEATURES
CATEGORY:	KEY FEATURE:
PRINCIPAL PROTECTION

Offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

ENHANCED INCOME

May offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

MARKET PARTICIPATION

Can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

ENHANCED PARTICIPATION

May offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.